[MAD CATZ INTERACTIVE, INC. LETTERHEAD]

November 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

ATTN:	J. Nolan McWilliams
Sonia Bednarowski

Re:	Mad Catz Interactive, Inc.

Registration Statement on Form S-3

File No. 333-198930

Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mad Catz Interactive, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it may become effective at 5:30 p.m. Eastern Time on November 5, 2014, or as soon thereafter as practicable.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Joshua E. Little of Durham, Jones & Pinegar at (435) 674-0400, and that such effectiveness also be confirmed in writing.

Very truly yours,

Mad Catz Interactive, Inc.

/s/ Karen McGinnis

Chief Financial Officer

cc:	Joshua E. Little, Durham, Jones & Pinegar, P.C.